

Mail Stop 3720

October 29, 2015

Douglas Becker
Chief Executive Officer
Laureate Education, Inc.
650 S. Exeter Street
Baltimore, Maryland 21202

> **Re:** **Laureate Education, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 2, 2015**
> **File No. 333-207243**

Dear Mr. Becker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. As soon as practicable, please furnish us with a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no objections.

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3.	We note reference to third party information throughout the Prospectus. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.

4.	Please provide the basis for which you are the "global leader in higher education."

5.	Please balance your prominent disclosure of revenues, operating income and Adjusted EBITDA with your net losses to date.

6.	We note your statement that Laureate Education will be the first publicly traded Public Benefit Corporation. As this is a new type of corporation with which investors may not be familiar, please expand your prospectus disclosure to explain how an investment in a public benefit corporation differs from an investment in an entity that does not have that status. Possible areas of disclosure might include the rights of shareholders in a public benefit corporation, dividends and distributions to shareholders, duties and obligations of directors and potential anti-takeover effects and considerations in a sale of the company.

	In addition, please describe, if material, how the actions you plan to take to achieve your public benefit goals and the B Lab certification could be reasonably expected to affect the financial interests of your stockholders. If you do not believe there will be a material impact, please disclose that belief.

7.	Please disclose your anticipated timing for seeking B Lab certification and describe the specific objective and subjective criteria that constitute the "rigorous standards of social and environmental performance, accountability and transparency…" that are involved in the certification process.

8.	Please discuss how your dual common stock structure will impact your Public Benefit Corporation certification.

Laureate by the Numbers

9.	We refer to your presentation of Adjusted EBITDA in the graphics at the beginning of your registration statement. Please revise to balance the presentation of this non-GAAP profitability measure with the most comparable GAAP measure, which in this case appears to be Net Loss, and provide a cross-reference to related reconciliation presented on page 21and/or 83. Further your graphics appear to put undue prominence on select portions of your operations. Please revise your graphics accordingly. You may wish to refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Industry and Market Data, page ii

10.	We note that you commissioned studies by Millward Brown and TNS that are included in this registration statement. Please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement.

Letter From Doug Becker, page iii

11.　We note your statement that "tuition typically is far below the actual per-student cost to society of public institutions, which are heavily subsidized by government." Please supplementally provide us with your basis for this statement.

Prospectus Summary

Our Business, page 1

12.　Please expand your disclosure here and in your business section to discuss the development of your business. Specifically, please add disclosure about your company prior to its publicly traded status. Additionally, please revise your disclosure on page 294 that prior to this offering there has not been any public market for your capital stock.

Attractive Financial Model, page 9

13.　We refer to your presentation of Adjusted EBITDA, a non-GAAP measure. Please revise to also disclose the most comparable GAAP profitability measure, which in this case appears to be Net Loss, and provide a cross-reference to the related reconciliation presented on page 21 and/or 83.

Our History and Sponsor, page 13

14.　Please disclose the amount of your outstanding debt, including the amount attributable to the acquisition of the company by Wengen Investors in 2007. Please include the percentage of 2014 cash flow used to service your debt.

The Offering, page 16

15.　Please separately quantify the amount of offering proceeds to be received by Wengen Investors from the company in connection with this offering.

Risk Factors, page 23

16.　Please revise your individual risk factors and other relevant disclosure to make it clear the company has yet to attain profitability. For example, we note many risk factors state the risk could "materially adversely affect [y]our growth and profitability." Further, we note risk factors that discuss operating profit and risks that may cause profitability to decline from current levels.

Our status as a public benefit corporation…, page 64

17.   Please disclose the "rigorous standards of social and environmental performance, accountability and transparency" with which you must comply as part of the B Lab's standard.

Use of Proceeds, page 74

18.   We note you plan to use part of the proceeds from this offering to repay indebtedness. Please expand your disclosure to include a discussion of the interest rate and maturity of such indebtedness.

Selected Historical Consolidated Financial and Other Data, page 83

19.   We note that you reconcile Adjusted EBITDA to Operating Income. Please note that non-GAAP measures should be reconciled to the most comparable GAAP measure, which in this case appears to be Net Loss. Refer to Question 103.02 outlined in the Division of Corporation Finance´s Compliance and Disclosure Interpretations regarding Non-GAAP measures maintained on the Commission´s website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm and revise accordingly here, and throughout the filing where this measure is disclosed.

Liquidity and Capital Resources

Indefinite Reinvestment of Foreign Earnings, page 125

20.   We note from your disclosure that you earn a significant portion of your income from subsidiaries located in countries outside the United States and that as part of your business strategies, you have determined that "certain earnings" from your foreign operations will be deemed indefinitely reinvested in the foreign subsidiary location in which the earnings are generated. Please revise to clarify if you have determined that "certain" foreign earnings or "all" foreign earnings have been deemed to be permanently reinvested.

21.   We note from your risk factor disclosures on page 63 that you rely upon dividends, distributions and other payments, advances and transfers of funds from your operating subsidiaries to meet your debt service and other obligations. Considering that a significant portion of your income is generated from subsidiaries located in countries outside of the United States, please expand your liquidity discussion to explain in more detail the processes in place that allow you to meet your cash obligations without having to repatriate your foreign earnings.

Critical Accounting Policies and Estimates

Goodwill and Indefinite-lived Intangible Assets, page 144

22.   We note that goodwill represents more than 25% of total assets as of June 30, 2015 and December 31, 2014. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

- percentage by which fair value exceeded carrying value as of the most recent step-one test;

- amount of goodwill allocated to the unit;

- description of the methodology used to determine fair value;

- description of key assumptions used and how the key assumptions were determined; and

- discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

Legal Proceedings, page 189

23.   Please expand your disclosure to disclose to include all information required by Item 103. For example, please disclose the date the suit was instituted and the relief being sought.

Note 3. Summary of Significant Accounting Policies

Accounts and Notes Receivable, page F-27

24.   We note that receivables deemed to be uncollectible are written off against the Allowance for Doubtful Accounts. Please revise to clarify the point at which receivables are deemed to be uncollectible. Refer to paragraph 4A of ASC 310-10-50.

Other Intangible Assets, page F-30

25.   We note that other intangible assets include indefinite-lived trade names and accreditations. Please tell us in detail how you concluded that each of these intangible assets should have indefinite lives pursuant to the guidance in paragraphs 1-5 of ASC 350-30-35. To help us evaluate your response please provide us with the following information for each country where the majority of your institutions and/or accreditations are located:

- details about the accreditation process including what you need to do to keep your accreditation in place and the costs involved;

- major differences between the accreditation assets of different countries where they are located;

- details about the reaccreditation process in the event any of your institutions fail to maintain accreditation, including costs involved;

- terms of the accreditation and the renewal process with the various accreditation organizations; and

- tell us how you concluded that your accreditations would be renewed without material modifications of existing terms.

26.   We note your disclosure that the estimated fair value of both your acquired trade name and indefinite-lived accreditation assets were determined using the relief-from-royalty method. This valuation method is based on the premise that the only value that a purchaser of the assets receives is the exemption from paying a royalty for its use. It is unclear to us why you believe that this model is the most appropriate for determining the fair value of your accreditations. Please explain.

Revenue Recognition, page F-31

27.   We note that a significant percentage of the revenues of your U.S. institutions is and is expected to be derived from grants received from U.S. federal financial aid programs established by Title IV of the Higher Education Act and regulations promulgated thereunder ("Title IV"). We understand that when a student, who has received Federal Student Aid, withdraws from the institution prior to completing a course or payment period, the institution may have a return to Title IV requirement. To help us better understand the relationship between Title IV rules and your revenue recognition policies, please provide us with the following information:

- tell us if you reassess collectability of tuition and fees when a student withdraws from a course, the institution, or otherwise loses Title IV eligibility;

- tell us whether you continue recognizing revenue for the remainder of the term or program subsequent to the withdrawal date; and

- tell us about your historical collections experience with students who become responsible for tuition and related fees due to withdrawal or loss of Title IV financial aid eligibility.

28. Tell us whether, in countries outside of the United States, your students rely upon government-sponsored financing programs to fund their tuition. If so, please provide us with the following information:

- tell us how revenue is recognized for a particular course when a student withdraws from an institution before and after the institution's refund period elapses;

- tell us if you reassess collectability of tuition and fees when a student withdraws from a course, the institution, or otherwise loses the government-sponsored financing programs eligibility; and

- tell us about your historical collections experience with students who become responsible for tuition and related fees due to withdrawal or loss financial aid eligibility.

29. We note that deferred revenue consists in part of unearned tuition recorded as accounts receivable after an academic session begins. Tell us why you believe it is appropriate to recognize a receivable prior to earning the tuition revenue and the deferred revenue prior to receiving the cash.

30. We refer to the table on page F-32 and specifically to "waivers" which are reflected as a deduction from gross revenue. Please tell us the nature of these "waivers" and how they are contemplated when evaluating the criterion for revenue recognition that collection is reasonably assured.

Note 7. Business and Geographic Segment Information, page F-58

31. Please revise to reconcile the total of your reportable segments' Adjusted EBITDA to Laureate's consolidated (loss) income from continuing operations before income taxes and equity in net income (loss) of affiliates. Refer to paragraph 30(b) of ASC 280-10-50.

Note 8. Goodwill and Other Intangible Assets, page F-64

32.   Please revise to separately disclose the amounts associated with your trade names and accreditations.

33.   Please provide us with a breakdown of your trade name and accreditation assets by country.

34.   We note from your disclosures in note three of the financial statements that on January 22, 2014, you received final notification from the National Accreditation Commission that UDLA Chile's institutional accreditation would not be renewed. Please tell us in more detail about the effect that the non-renewal has had and is expected to have on enrollment, student persistence, collectability of student receivables and your results of operations and related assets. Please explain the accreditation process to us and your basis for the assumption that UDLA Chile will be reaccredited in 2016. In this regard, tell us what factors you expect will persuade the National Accreditation Commission to reinstate UDLA Chile's accreditation in 2016.

Note 16. Income Taxes, page F-110

35.   We note your disclosure for the years ended December 31, 2014, 2013 and 2012, that foreign income from continuing operations before income taxes was $83,760, $154,391 and $104,346, respectively. Please revise to disclose the amount of income (loss) before income tax expense (benefit) attributable to domestic operations as well. Please refer to Rule 4-08(h)(1) of Regulation S-X for guidance.

Item 17. Undertakings. Page II-11

36.   Please provide the undertakings required by Item 512(a)(6) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine B. Adams, Senior Staff Accountant at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Robert Zentz, Esq.
Thomas Plotz, Esq.
Laureate Education, Inc.

Jason Harmon, Esq.
DLA Piper LLP